
CULPRIT

INVEST IN **CULPRIT UNDERWEAR**

Viral Underwear Brand with 1.5M+ Pairs Sold

culpritunderwear.com Los Angeles, CA

Consumer Goods | Retail | Fashion | Sustainability

Highlights

1. Proven Traction + Revenue: $30M in lifetime revenue, only $3.2M in equity raised

2. Huge Customer Base: Over 1.5 million pairs sold and 600,000 customers, 10,000+ five star reviews

3. Massive Market Opportunity: Targeting the $90 Billion global underwear

market

4. Organic Celebrity Endorsements: Billie Eilish, Tom Hardy, Apple's Shrinking, HBO's The Penguin

5. Sustainably Made: Crafted with ultra-soft, sustainable MicroModal fabric

6. Expanding Beyond Underwear: Launching new apparel lines like pajamas, hoodies, and sweatpants

7. Expanding Beyond Underwear: Leveraging brand loyalty to launch new apparel lines like pajamas, hoodi

Featured Investors

Morrison Seger Follow

Invested $1,700,000

Rogers Healy, Founder

"Morrison Seger Venture Capital Partners has raised tens of millions of dollars across various brands, ranging from CPG to SaaS. Our team of seasoned experts brings decades of experience, so we know what it takes to build, maintain and successfully exit when the opportunities arise."

Danny Zigal
Syndicate Lead
Follow

Invested $55,000

"Culprit is an example of a company that has so much further potential so I'm doubling down! The founders are talented individuals and are unstoppable The brand is growing and with the right support it can be the leading online men's and women's underwear. Their creativity is next level and shows just what making a difference in the market can do. The future plans I've seen for the company reaffirm my intuition that this is going to show exponential growth"

Our Team

Our Team



Dylan Trussell CEO

Launched Instagram stories in 2017, directed a Super Bowl commercial for Mercedes, wrote and directed a movie with 25 of the biggest social stars, ran Culprit Underwear solo for a year from 0 to $2 million in revenue, knows the company A to Z



Brittany Fleck Head of Product

Brittany's background in fashion, working with companies like Revolve, has kept Culprit's quality unmatched in the industry.



Greg Dillon COO

Greg is in charge of ensuring each customer has the best experience. He runs all of Culprit's social communities.



Jonathan Berisford Director of Retention

Jon's background in writing over 25,000 articles for the internet sensation site, Geekologie, has uniquely positioned him to help Culprit's retention strategy, including email, SMS, and Culprit's app.



Paige Elkington Head Brand Ambassador

Paige has become a partner in Culprit - her unique comedy style permeates every customer touch point. She is the star of most of our content

---

We turned $500 into $30M+ revenue, sold 1.5M+ pairs of ridiculously comfortable, eco-friendly underwear, and went viral doing it. Now, we're inviting you to invest as we disrupt the $99B global market.

A Letter From Our Founder

A Letter From Our Founder

Hey everyone,

Like many of you, March 2020 turned my world upside down. Our Hollywood production company ground to a halt, and the TV show we'd just sold (flights booked and everything!) evaporated overnight. While the commercial work dried up and savings dwindled, we suddenly had time to do something we'd been talking about for years.

Underwear.

Sitting in our living room, we decided to bet on ourselves. Armed with the softest fabric we've ever felt in our lives, bold designs, marketing skills learned working with global brands, the unwavering belief that we could make the world's most fun underwear brand, and just $500 for our first Facebook ad, we launched Culprit with a viral video.

The response was explosive.

That $500 turned into $3,000 in revenue instantly.

We reinvested, hitting $100,000 our first month and an incredible $2 million our first year. It felt like playing Blackjack, except we were the house.

But the real magic happened when we *listened* to our customers.

Discovering women were buying our men's boxers for comfort led to our "Eureka!" moment: LadyBoxers™. We trademarked the name and made a new viral ad tailored to women. This tripled our revenue overnight in 2021 and reshaped our entire customer base.

With no background in fashion or e-commerce, we learned everything from scratch – design, manufacturing, fulfillment, finance – embracing a first-principles approach and letting data be our guide (no suits telling us what to do!).

It's been a trial by fire, but we've emerged stronger, building something truly unique that people love.

Now, we're ready to scale, and we want you to be part of it. Read on to see how you can own a piece of Culprit.

Let's do this,

Dylan Trussell

Founder, Culprit Underwear




BATES MOTEL
AMY SCHUMER
Chateau Marmont
CULPRIT

The Problem:

UNDERWEAR GOT BORING

For decades, this $99 Billion underwear industry has been dominated by a few stale giants. They rely on outdated designs, lazy licensing, basic materials, predictable marketing, and frankly, they just do the bare minimum. Comfort often comes at the expense of style, and sustainable, ethical production is rarely the focus.

Consumers were stuck choosing between boring basics and low-quality novelty. Where's the fun? Where's the innovation?

Women, in particular, have been underserved, often forced to choose between style and genuine comfort, especially for lounging and sleepwear.


Calvin Klein
Calvin Klein
BORING · BORING · BORING · BORING · BORING
BORING · BORING · BORING · BORING · BORING

Our Solution:

CULPRIT MAKES UNDERWEAR EXCITING AGAIN


CULPRIT
CULPRIT



As Hollywood filmmakers behind global campaigns for brands like Starbucks, Mercedes, and Beats by Dre, we knew how to capture attention and build desire. We decided it was time to build our *own* brand.


'SUP FUTURE EX-WIFE
HEARD YOU LIKE
BAD BOYS.
CULPRITUNDERWEAR.COM
@UNDERWEAR
CULPRIT
UNDERWEAR
OUTFRONT
REM DY PL
OUTFRONT



Us popping champagne as our first billboard went up on Sunset Boulevard

Culprit injects life, art, and humor directly into your top drawer. We create ridiculously comfortable, sustainably sourced underwear and apparel that doubles as a canvas for creativity. We combine:

1. **Unique, Conversation-Starting Designs:** "Every print could be its own TV show or movie." We drop fresh, limited-edition designs monthly that you won't find anywhere else, turning underwear into wearable art. **Instead of lazy licensing, we create pop-art parodies.**
2. **Criminally Comfortable & Sustainable:** Our signature Micromodal fabric, made from responsibly harvested beechwood trees, is incredibly soft, breathable, and uses significantly less water than cotton.
3. **Content is King:** We're not just a fashion brand; we're a content-driven DTC company. We leverage humorous, shareable video content to build brand awareness and drive sales. "Funny is shared 5x more".
4. **LadyBoxers™ & BAEthing Suits**: We listened to our customers. After discovering women were buying our men's boxers for sleep comfort, we had our "Eureka moment," trademarked "LadyBoxers," and designed the perfect boxer *for* women. This pivot tripled our growth overnight in 2021. Our BAEthing suits extend our unique designs to swimwear.

The result?

We didn't just create underwear; we created a brand people connect with, talk about, and genuinely love wearing.


CULPRIT


CULPRIT
CULPRIT · CULPRIT · CULPRIT · CULPRIT
CULPRIT
CULPRIT

FROM JUST $500 TO A $30,000,000+ BRAND

Our results speak volumes.

We started Culprit with just $500 and turned it into a revenue-generating machine built on authentic connection and a product people adore.

$30 MILLON+ REVENUE GENERATED

+1.5 MILLION PAIRS SOLD

+600,000 CUSTOMERS

+400,000 ENGAGED EMAIL LIST

+300 MILLON VIDEO VIEWS

SOCIAL PROOF & TESTIMONIALS Don't Just Take Our Word For It

Our customers are our best advocates. The love for Culprit is real and measurable:

96% 5-Star Reviews: Across nearly 10,000 reviews, customers rave about comfort and design.

The most comfortable underwear ever!

If your on the fence just get a pair now!
I am an underwear snob... I am so happy I got a pair

Best damn underwear I've ever owned

Organic Celebrity Endorsments: Our reach is amplified by endorsements from celebrities such as Billie Eilish and Tom Hardy, and organic appearances in hit TV shows like HBO's Shrinking.



HBO'S THE PENGUIN
(ON MAX)



HBO'S SHRINKING
(ON MAX)



TOM HARDY



BILLIE EILISH



@TOOTURNTTONY

And the press loves us, from Vogue, to USA Today, to Forbes.

"The most comfortable underwear we've ever tried"

"Sustainable, sexy, and satirical - what more could you want from your underwear?"

"Like wearing artwork on your body"

VOGUE USA TODAY Forbes

Market Opportunity:

A $140 BILLION PLAYGROUND

The global underwear market is enormous, **projected to hit $140 Billion by 2032**. But the market is fragmented: the top 5 legacy brands only control about 30% of it. That leaves a massive 70% wide open for innovative, direct-to-consumer brands like Culprit to capture significant share.


THE UNDERWEAR
MARKET IS
FRAGMENTED
$140B
CULPRIT
70%
TARGET
MARKET
30% CONTROLLED
BY TOP 5 BRANDS

Consumers, especially younger demographics, are actively seeking brands that offer more than just a basic product – they want personality, sustainability, ethical production, and a brand story they connect with. That's exactly where Culprit shines.

HOW WE MAKE MONEY

Culprit operates on a straightforward and scalable Direct-to-Consumer (DTC) e-commerce model.

ONLINE SALES
The vast majority of our revenue comes through our website (Culprit.com).

HIGH CUSTOMER LOYALTY
Our focus on comfort, quality, and fun designs leads to strong repeat purchase rates and high lifetime value (LTV).

PRODUCT LINE EXPANSION
We're leveraging our brand trust and customer base to launch new apparel categories

(pajamas, hoodies, sweatpants), increasing average order value and purchase frequency.

EFFICIENT CUSTOMER ACQUISITION

Our viral marketing engine allows for cost-effective customer acquisition compared to traditional ad spend models.

THE TEAM: Creative Minds, Business Acumen

Culprit is led by visionary founders with a unique blend of creative firepower and entrepreneurial grit. Inspired by Pirouette Pharma's emphasis on their team, we highlight ours:



DYLAN TRUSSELL

CO-FOUNDER & CEO

A filmmaker turned brand builder. Directed major campaigns (Mercedes Super Bowl) and movies, launched Instagram stories, and single - handedly scaled Culprit from $ 0 to $ 2M in its first year. Dylan writes the ads, designs Culprit's wild prints, and drives the day to day growth.



TIM FOX

COO

Experienced operator navigating the complexities of scaling, including logistics and fulfillment challenges.



BRITTANY FLECK

HEAD OF PRODUCT

Brittany's background in fashion, working with companies like Revolve, has kept Culprit's quality unmatched in the industry.



GREG DILLON

DIRECTOR OF CUSTOMER SUCCESS



JONATHAN BERISFORD

DIRECTOR OF RETENTION



PAIGE ELKINGTON

HEAD BRAND AMBASSADOR

Greg is in charge of ensuring each customer has the best experience and runs Culprit's social communities.

Jon's background in writing over 25,000 articles for the internet sensation site, Geekologie, has uniquely positioned him to helm Culprit's retention strategy including email, SMS, and Culprit's app.

Paige has become a partner in Culprit and her unique comedy style permeates every customer touch point and she stars in most of the content.

FINANCIALS & INVESTMENT OPPORTUNITY: Join the Uprising

Our financial performance underscores the strength of our model and the potential for significant returns.

KEY METRICS

$78 AVERAGE ORDER VALUE (AOV)

$134 12-MONTH LIFETIME VALUE (LTV)

61% CONTRIBUTION MARGIN

CAPITAL EFFICIENCY

$30 MILLON+** REVENUE GENERATED ON JUST **$ 2 MILLON RAISED DEMONSTRATES OUR ABILITY TO SCALE SMARTLY

THE OPPORTUNITY

WE'RE RAISING $4 MILLON VIA WEFUNDER TO FUEL OUR NEXT STAGE OF GROWTH

- Expand inventory for retail partnerships.
- Scale marketing efforts, leveraging our 400k+ email / SMS list.
- Fund international market entry (starting with Germany).
- Develop new product lines (loungewear, pajamas)

We're currently raising up to $124,000 through Wefunder, but we plan to raise more once our audited financials are completed.

EARN PERKS WHEN YOU INVEST

$250+	AN 'OWNERS ONLY' EXCLUSIVE UNDERWEAR PRINT
$500+	A FREE ONE YEAR SUBSCRIPTION
$1,000+	$250 IN CULPRIT CASH TO BE USED IN OUR STORE ANYTIME
$2,500+	VIP LIST ACCESS TO ALL OUR SECRET DROPS AND ULTRARARE LIMITED EDITIONS THE PUBLIC DOESN'T GET
$5,000+	A CUSTOM MADE, EMBROIDERED CULPRIT JACKET, ALL JACKETS ARE UNIQUE
$10,000+	A CONSULTING CALL WITH OUR TWO FOUNDERS TO GIVE CREATIVE AND MARKETING TO ANY OTHER

INVEST IN CULPRIT AND FUEL

OUR NEXT STAGE OF GROWTH

We've stretched that initial $500 and a $3.2M equity investment this far. Now it's time to raise capital to take on the industry giants who offer what we think are inferior, boring products. We plan to use investment for:

- **Inventory Expansion:** Meet growing demand for core underwear products and new apparel lines. Ensuring our best sellers are always in stock.
- **Product Development + Expansion:** Accelerate the launch and refinement of new categories like pajamas, loungewear, and potentially socks and swimwear.
- **Marketing & Sales Growth:** Scale our proven marketing strategies to reach new audiences and enter new domestic/international markets.
- **Team Expansion:** Hire key personnel in marketing, operations, and product to support scaling.

- **Operational Efficiency:** Invest in systems and infrastructure to streamline fulfill development and enhance customer experience.

We've turned $3.2M equity raised into $30M+ in revenue. We accidentally discovered a huge market with LadyBoxers and tripled our growth in 2021. We make products people are obsessed with and content people actually want to watch.

Now, we're inviting YOU to own a piece of the rebellion.

Don't get caught with your pants down.

Invest today. Help us save the world from boring underwear.